

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

August 11, 2009

Mr. Michael Lee
Chief Financial Officer
China YouTV Corp.
8th floor, MeiLinDaSha, Ji 2
GongTi Road, East
Beijing, China 10027

> **Re:** **China YouTV Corp.**
> **Form 8-K Filed May 14, 2009**
> **Form 8-K/A Filed May 29, 2009**
> **Form 8-K/A (amendment #2) Filed June 5, 2009**
> **Response Letter Dated June 19, 2009**
> **Response Letter Dated August 5, 2009**
> **File No. 001-32984**

Dear Mr. Lee:

We have completed our review of your Form 8-K and related filings and have no further comments at this time. Please note that this letter is only applicable to the above-referenced filings and does not relate to reviews of other filings.

Sincerely,

Jill Davis
Branch Chief